UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No._)

SUNBURST ACQUISITIONS IV, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

866953 10 2

(CUSIP Number)

May 25, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  866953 10 2

(1)  Name of Reporting Person: Patrick Kephart.

I.R.S.  Identification No. of above person (entities only):

(2) Check the appropriate box if a member of a group:

(a) __

(b) X

(3) SEC Use Only:

(4) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person  with:

(5) Sole Voting Power:	3,000,000
(6) Shared Voting Power:	0
(7) Sole Dispositive Power:	3,000,000
(8) Shared Dispositive Power:	0

(9)

Aggregate Amount Beneficially Owned by Each Reporting Person: 10,666,666 *

(10)

Check if the aggregate amount in Row (9) excludes certain shares ___.

(11)

Percent of class represented by amount in Row (9):  12.83%

(12)

Type of Reporting Person:  IN

ITEM 1.

SECURITY AND ISSUER

(a)  The name of the Issuer is Sunburst Acquisitions IV, Inc.

(b) The address of the Issuer’s principal executive offices is 103- 20120 64th Avenue, Langley, B.C., Canada V2Y 1M8.

ITEM 2.

IDENTITY AND BACKGROUND

(a)  The name of the person filing this statement is Patrick Kephart.

(b) The principal business office is located at 424 East Central Blvd., Ste. 342, Orlando, Florida 32801.

(c)  Citizenship: United States.

(d)  Title of Class of Securities: Common Stock

(e)  CUSIP Number:

  866953 10 2

ITEM 3.

If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

 NOT APPLICABLE

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:	10,666,666*
(b) Percent of class:	12.83%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	3,000,000
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	3,000,000
(iv) Shared power to dispose or to direct the disposition of:	0

* Mr. Kephart’s 10,666,666 shares include the following shares of which Mr. Kephart may be deemed to be the beneficial owner: (i) 5,733,333 shares owned by Tenfold Services Incorporated, which is beneficially owned by the trustee of an irrevocable trust of which Mr. Kephart is the grantor and also one of the beneficiaries.  Mr. Kephart has no power to vote, buy or sell these shares; (ii) 1,216,667 shares owned by Liberty Management, LLC Defined Benefit Plan, which is an ERISA-qualified plan with a third party administrator.  Mr. Kephart is the Managing Member of Liberty Management, LLC (“Liberty Management”); (iii) 358,333 shares owned by Jack F. Kephart - UTMA, of which Mr. Kephart is the grantor; (iv) 358,333 shares owned by Annabelle S. Kephart - UTMA, of which Mr. Kephart is the grantor; and (v) an option to acquire up to 3,000,000 shares of the Company’s Common Stock for a purchase price of $0.01 per share at any time on or before May 25, 2009.  These options were granted to Liberty Management as a finder’s fee in connection with the Exchange.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

NOT APPLICABLE

ITEM 6.

Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

ITEM 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

ITEM 8.

Identification and Classification of Members of the Group

NOT APPLICABLE

ITEM 9.

Notice of Dissolution of Group

NOT APPLICABLE

ITEM 10.

CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2004 /s/ Patrick Kephart